Exhibit 99.2

Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. V78813 - Z91050 For Against Abstain O O O O O O O O O O O O O O O O O O AIRNET TECHNOLOGY INC. The Board of Directors recommends you vote FOR the following proposals: AIRNET TECHNOLOGY INC . 7545 IRVINE CENTER DRIVE SUITE 200 IRVINE, CA 92618 1. As an ordinary resolution, to approve an amendment of the share capital of the Company (the "Share Capital Amendment") from US $ 1 , 000 , 000 divided into : (i) 900 , 000 , 000 ordinary shares of a par value of US $ 0 . 001 each ("Ordinary Shares") ; and (ii) 100 , 000 , 000 preferred shares of a par value of US $ 0 . 001 each ("Preferred Shares") to US $ 1 , 000 , 000 divided into : (i) 900 , 000 , 000 Class A Ordinary Shares of a par value of US $ 0 . 001 each ("Class A Shares") ; and (ii) 100 , 000 , 000 Class B Ordinary shares of a par value of US $ 0 . 001 each ("Class B Shares"), in each case having the rights and subject to the restrictions set out in the Amended M&A (hereinafter defined) by : a) b) c) all issued Ordinary Shares (being 31,195,477 Ordinary Shares) be re - designated as Class A Shares; 868,804,523 authorized but unissued Ordinary Shares be re - designated as Class A Share; and 100,000,000 authorized but unissued Preferred Shares be re - designated as Class B Shares. 2. 3. Subject to the approval and implementation of the Share Capital Amendment, as an ordinary resolution, to authorize the Company’s board of directors (the “Board”) to e f fect a reverse share split (the “Reverse Share Split” and share consolidation (the “Share Consolidation”) (the Reverse Share Split and Share Consolidation, the “Reverse Share Split and Share Consolidation”), of the Company’s authorized and issued share capital, at a ratio of up to one - for - one hundred, but in any case at a ratio of not less than one - for - five (the “Approved Consolidation Ratio”), at a date to be determined by the Board, with the exact ratios to be set at a whole number within this range, as determined by the Board in its sole discretion, such that the number of authorized and issued Class A Ordinary Shares and Class B Ordinary Shares is decreased by the Approved Consolidation Ratio, with the par value per Class A Ordinary Share and Class B Ordinary Share increased by the Approved Consolidation Ratio . Such Reverse Share Split and Share Consolidation to be effected, at the specific Approved Consolidation Ratio (subject to the above maximum), as to be determined by the Board, and in order to e f fect the Reverse Share Split and Share Consolidation and subject to adjustment pending the Board’s determination of the precise Approved Consolidation Ratio of the Reverse Share Split and Share Consolidation, the authorized share capital of the Company shall be altered from US $ 1 , 000 , 000 divided into (i) 900 , 000 , 000 Class A Ordinary Shares of a par value of US $ 0 . 001 each, and (ii) 100 , 000 , 000 Class B Ordinary Shares of a par value of US $ 0 . 001 each, to US $ 1 , 000 , 000 divided into (i) as low as 9 , 000 , 000 Class A Ordinary Shares of a par value of US $ 0 . 1 each and 1 , 000 , 000 Class B Ordinary Shares of a par value of US $ 0 . 1 each (the “Reverse Share Split and Share Consolidation Proposal”) ; authorization of the Reverse Share Split and Share Consolidation Proposal to be approved as an ordinary resolution . As a special resolution, to approve that the Company’s name be changed from "AirNet Technology Inc . " to "Yueda Digital Holding" (the “Name Change Proposal”) . 4. 5. 6. Subject to the approval of Resolutions 1 , 2 and 3 , as a special resolution, the second amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place the third amended and restated memorandum and articles of association of the Company (the “Amended M&A”) annexed hereto . As an ordinary resolution, to approve the proposed sale of our subsidiaries, Broad Cosmos Enterprises Ltd . , a British Virgin Islands company (“Broad Cosmos”), Air Net International Limited, a British Virgin Islands company (“Air Net International”), Air Net (China) Limited, a Hong Kong company (“Air Net China”), Shenzhen Yuehang Information Technology Co . , Ltd . , a PRC company (“Shenzhen Yuehang”), Xian Shengshi Dinghong Information Technology Co . , Ltd . , a PRC company (“Xian Shengshi”), Yuehang Chuangyi Technology (Beijing) Co . , Ltd . , a PRC company (“Yuehang Chuangyi”, together with Broad Cosmos, Air Net International, Air Net China, Shenzhen Yuehang, Xian Shengshi, the “Targets”), to AR iCapital LLP, a Singaporean company, in exchange for nominal cash consideration of US $ 1 (the “Consideration”) (the “Transaction” or “Transaction Proposal”) . As an ordinary resolution, to approve and adopt the Company’s 2025 Equity Incentive Plan (the “ 2025 Plan”) and all transactions contemplated thereunder, including the reservation and issuance of shares . NOTE: Such other business as may properly come before the meeting or any adjournment thereof. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11 : 59 p . m . Eastern Time on September 2 , 2025 . Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form . ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e - mail or the Internet . To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years . VOTE BY PHONE - 1 - 800 - 690 - 6903 Use any touch - tone telephone to transmit your voting instructions up until 11 : 59 p . m . Eastern Time on September 2 , 2025 . Have your proxy card in hand when you call and then follow the instructions . VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage - paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 . SCAN TO VIEW MATERIALS & VOTE ڀ

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary Meeting: The Notice & Proxy Statement is available at www.proxyvote.com. V78814 - Z91050 AIRNET TECHNOLOGY INC. Extraordinary Meeting of Shareholders September 3, 2025 10:00 PM Eastern Time This proxy is solicited on behalf of the Board of Directors The shareholder(s) hereby appoint(s) Dan Shao, as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of AIRNET TECHNOLOGY INC . that the shareholder(s) is/are entitled to vote at the Extraordinary Meeting of Shareholders to be held at 10 : 00 PM Eastern Time, on September 3 , 2025 , at Room 1101 , 11 /F . , Capital Centre, 151 Gloucester Road, Wanchai, Hong Kong, and any adjournment or postponement thereof . This proxy, when properly executed, will be voted in the manner directed herein . If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations . Continued and to be signed on reverse side